INVEST IN **VICTORY HEMP FOODS**

Largest hemp heart protein & oil manufacturer in North America


VICTORY hemp
VICTORY hemp

victoryhempfoods.com Carrollton, KY

VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. $3.6M in total revenue with demand outpacing supply!
2. Order backlog of $845K+ in unrealized revenue
3. Led by award-winning experts with successful exits to Vita Coco and Nestlé
4. Scaling production by 800%, unlocking $40M in annual revenue (projections not guaranteed)
5. $4.5M raised from VCs & strategic investors Keyhorse Capital and the Commonwealth of Kentucky
6. Proprietary process with 2 issued patents and 3 more pending approval
7. Positioning hemp as the next-generation plant protein in a $67B market
8. InvestorPlace, Yahoo! Finance, Food Business News, Baking Business, and MarketWatch features

Featured Investors

B **Bruce Linton** Follow
Syndicate Lead

Invested $325,000

"I believe we will see an ongoing evolutions from the crops that bring us too many carbohydrates to those that balance protein sources. This evolution takes consumer demand for lower carbohydrates and industry capacity to produce the next generation offering. I believe this time has arrived. In the early days folks focused on the field, the equipment to harvest yet it was far to early for the market demand and most importantly before the transformation methods for protein grains to consumable products had been fully developed. I believe Victory has the thought through platform and this came from a decade of evolution."

Al Tank Follow

"The world needs additional sources of high quality protein. The world needs sources of high quality fats and oils. The world needs a viable commodity crop alternative in traditional crop rotations to enhance revenue options while reducing risk for farmers, to increase biodiversity in cropping systems and to effectively store organic carbon in soils. Industrial hemp can address all of these challenges...and more. Victory Hemp Foods is at the epicenter of this seismic opportunity - through its proprietary innovations, relentless product and process improvement and unquestioned category leadership."

Bill Stoddart Follow

"I invested in Victory Hemp because I see a solid team who will be able to execute on a strong future for the product lines with great vision and strong business acumen."

Cathy Berry Follow

"VHF hemp protein powder will become the healthy choice for a protein additive in foods. My personal experience with it indicates that it is superior to other protein products on the market. Hemp is a regenerative plant for the soil. I feel that in supporting hemp products, we are making a positive ecological impact. I believe that VHF is on the cutting edge of a major food shift and will be financially very successful once we have the new plant in production."

Chris Harding Follow

"Chad and his team have built THE preeminent hemp based protein in the marketplace, and they are just getting started. With their cutting edge R&D, they will no doubt remain ahead of the competition."

Jon Freeman Follow

"The moment I heard Chad started a hemp food company I was in. Believing that hemp would soon become an integral cog in the global food supply machine, married with the perseverance, passion, humility and vision Chad embodies, it was a no brainer to invest in Victory Hemp."

Our Team



Chad Rosen CEO & Founder

Bold visionary. Board Member of the Kentucky Organic Association. Former President of Kentucky Hemp Industry Association. Led a sustainable construction brand through multi-million dollar acquisition. Marquette University Business Administration BS.

The hemp plant has so many benefits - whether it be its superior nutritional profile, sustainability as a row crop, or ability to be used in thousands of applications. We are here to create the most value from the hemp seed to make a significant and positive impact on environmental sustainability and human health and wellness.



Tyler Gage CFO

Serial CPG entrepreneur. Founded & exited RUNA to Vita Coco. Structured $400M+ in M&A deals including selling Terrafertil to Nestlé & Flying Embers to JuneShine. Forbes 30 Under 30. Brown University BA. University of Pennsylvania Wharton MBA.



Benjamin Raymond VP of Research & Development

R&D expert in emulsion and extraction — transforming raw ingredients to edible food components. Led food color innovation at DDW. Former innovation scientist at Coca-Cola & PepsiCo. University of Vermont BS. NC State MS. University of Louisville MBA.



Thomas Hardy Director of Sales

Sales leader. Scaled multi-million dollar sales growth for hemp startups and Fortune 500 companies, including PNC Bank, Verizon, and Texas Roadhouse. University of Louisville BA & BBA.



Ron Ritter Plant Manager

Data-driven manufacturing leader. Managed team of 90+ at TreeHouse (NYSE: THS). Led $52M consolidation at Conagra, transferring two NY facilities & retooling four production lines. FDA, FSPCA and HACCP certified.

Pitch

Why Victory Hemp?


VICTORY
hemp

Victory Hemp is the largest hemp heart protein and oil manufacturer in North America, and is on a mission to unlock protein's overlooked powerhouse.

Plant-based protein is booming, expected to surpass $53B globally by 2030, but today's options aren't perfect. Many proteins are imported from overseas, a major allergen, bitter and chalky in taste, and come from monocultures that degrade soil and gut health alike.

Enter Victory Hemp: delicious, nutrient-dense, allergen-free hemp protein that's regeneratively grown and rated 4.9/5 by customers who love its smooth flavor and clean nutrition. Victory Hemp is redefining clean protein and creating an updated blueprint for better nutrition in the next era of regenerative farming.

Victory Hemp partners with farmers across North America to source and process Grade A hemp hearts, the inner part of the seed where the highest concentration

of protein and nutrients live. And we keep it all local — reducing emissions, shortening supply chains, and creating jobs in communities that need them most.


Victory
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and what we're hoping to convey is that

Now Victory Hemp is scaling up to become the go-to ingredient supplier for the next generation of better-for-you food and beverage brands.

To date we've earned $3.6M in total revenue and have $835,000 in backorders, as we are already operating at full production capacity. To meet demand, we're **investing in a new facility to increase production by 800%, putting us on track to** reach $40 million in annual revenue, and profitability by 2028 *(not guaranteed)*.

With $4.5M raised to date from VCs and strategic investors, we're harnessing the potential of one of the most underutilized, climate-smart crops of our time. Invest in America's next major crop — **hemp.**

We're the largest hemp heart protein manufacturer in North America

In an industry with growing demand for alternative, plant-based protein, Victory Hemp is seizing a $67 billion hemp market opportunity across food, wellness, and fuel.

Customers love it. Our V-60™ Hemp Heart Protein has a 4.9/5.0 rating on Amazon


amazon
4.9
"Great product. The best tasting and quality protein powder I have had."
"Didn't get that bloated feeling that most protein powders give you. Highly recommend!"
"I'm blown away by the quality of this protein. I digest it very well, the flavor is super clean and neutral, and I love that it has the full set of amino acids."
VICTORY hemp
V-60™ hemp heart protein
One Wholesome ingredient
Neutral Flavor
Complete Plant Protein

Allergen-free and highly functional, our proteins and oils deliver a smooth, adaptable flavor that works for any recipe. They're traceable, sustainably grown

domestically, and work across a wide range of applications: from baked goods and bars to ready-to-drink protein mixes. That's why Victory Hemp is trusted by some of the largest and healthiest food brands in America.

$3.5M
Cumulative Revenue

$628K
2024 Revenue

2
Patents
With 3 pending

654
Tons capacity today
to 8x with our new facility coming soon

Backed by:

AFS APPLIED FOOD SCIENCES

IND HEMP OILSEEDS & FIBER

COMMONWEALTH OF KENTUCKY

Commonwealth Seed Capital

KEYHORSE CAPITAL

Careless farming is harming our health and our planet

Carelessly cultivated crops are doing more harm than good. Today's system is broken, and it's hurting everyone: farmers, consumers, and the planet. And it's not the fault of the farmers. One of the world's oldest and most critical industries has been historically slow to innovate at scale.

To make matters worse, much of the protein and food ingredients available to consumers are imported, adding to carbon emissions through long supply chains. Imported goods also carry increased risks of inconsistent quality and lack transparency, making it harder for consumers to know exactly what they're putting in their bodies.

The most common protein sources on the market unfortunately, are among the leading allergens in the U.S., frequently causing digestive issues and immune responses. Hormones and antibiotics used in conventional farming practices pose serious health risks, while many foods contain phytoestrogens that may interfere with hormonal balance.

For many Americans, current protein options can cause:

Bloating & Gas

Nausea

Stomach Cramp & Diarrhea

And it's not just our bodies taking the hit, it's our ecosystems. Conventional farming operations can emit high levels of methane and cause widespread manure pollution. Industrial farming relies on monoculture practices that degrade soil, demand synthetic pesticides, and drive deforestation in places like the Amazon.



CO2 per 1 lb Protein
Up to
11.5 lbs
Other Major Issues
Deforestation
Methane Pollution
Manure Contaminating Water Bodies
CO2 per 1 lb Protein
3.2 lbs
Other Major Issues
Monoculture
Heavy Pesticide Use
Deforestation

Together, these systems emit up to 20 times more CO_2 than hemp protein production, highlighting an urgent need for an efficient, climate-smart alternative.

Meanwhile, hemp, a nutrient-dense, regenerative crop, has been held back for decades by outdated regulations. The result? Most of the protein market is stuck with ingredients that are bad for consumers, bad for farmers, and bad for the environment.

America deserves better protein



Clean hemp protein that's safe for every body, every age.

Our food-grade hemp protein is ready to scale with existing farming equipment. Cleaner for the planet, easier on the gut, and better for the future. We're the

Cleaner for the planet, easier on the gut, and better for the future We're the engine behind hemp's breakthrough into the mainstream. Our hemp heart protein and oil contain no CBD or THC. They're clean, complete nutrition, with zero psychoactive compounds.


We Don't Do CBD
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No no no no.


Hemp protein is the great alternative nobody's considered – until NOW!
Allergen-free
Easy to digest
Complete amino acid profile
No hormones or antibiotics
Zero GMO

We believe Victory Hemp offers the best new protein, crafted from U.S.-grown hemp. Our hemp heart protein and oil are allergen-free, made with zero hormones and antibiotics, and sourced from North American farms committed to regenerative practices.

Hemp supports soil health, reduces input needs, and fits into diversified crop rotations — all while delivering high-quality nutrition with simple, recognizable ingredients consumers trust. With top American brands and consumers alike increasingly seeking transparent, sustainable ingredients, hemp offers a healthier solution built on better practices, from the ground up. Here's what sets our protein apart: exceptional quality, taste, and performance, starting with the heart of the hemp seed.


Why choose our protein?
Minimally processed
Single-source, never blended
No heat or solvent


Traceable & allergen-free
Meets sustainability targets
Versatile across applications

Our products meet rigorous consumer and corporate sustainability targets. We've been awarded a Gold Medal by EcoVadis, a leading global sustainability ratings platform that assesses environmental, social, and governance (ESG) performance. We're in the top 5% percent of companies leading the sustainability charge.


GOLD | Top 5%
ecovadis
Sustainability Rating
JUL 2025

Clean-label hemp for better food, better farming, and a healthier planet



Farmers love growing hemp for five key reasons.


Why farmers love hemp: nutrition, sustainability, and soil health in one crop
No New Equipment Needed
Fewer Inputs, Stronger Yields
Boosts Soil Health
Biodiversity is Good for the Ecosystem
Adds a Revenue Stream

Our state-of-the-art facility in Carrollton, Kentucky is fully automated, Global

Food Safety Initiative certified, meeting the highest global standards for food safety and quality. Our patented technology can run 24 hours a day, 7 days a week with precision and consistency, and every batch is fully traceable back to the farm. It's engineered for efficiency today and expansion tomorrow, delivering unmatched quality at scale.



And the timing couldn't be better. With regulations easing on hemp cultivation, farmers are ready to grow. Victory Hemp is positioned to lead the next wave of sustainable protein innovation.

We've built a different kind of supply chain. Ours starts on North American farms and ends in our Kentucky processing facility. We know our farmers. We control our process. In a world where food security and transparency are no longer optional, Victory Hemp is the trusted, domestic alternative to a system that's failed too many times.


Hemp Farmer
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And now we're raising some this year just for seed.

Hemp is a near plug-and-play crop farmers love— it fits seamlessly with existing equipment and crop rotations. Its regenerative nature restores soil health by improving biodiversity, reducing the need for synthetic pesticides, and sequesters carbon from the atmosphere. Victory Hemp is sitting at the center of a sustainable agricultural shift, creating a new supply chain that works better for farmers, the planet, and the protein economy.

Our patent-protected manufacturing process produces quality outputs for multiple markets


Protein V-70™
White label Protein


Hemp Seeds
Hemp Hearts
Sorted Hemp Hearts
Oil V-ONE™
Victory Hemp Oil
White label Oil

VICTORY hemp	V-ONE™ Hemp Heart Oil	V-70™ Hemp Protein
Color & Flavor	Light-colored, mild, nutty flavor (like pine nuts)	Neutrally-flavored and white colored hemp protein. Does not require flavor masking agents
Fat & Nutrients	Offers the ideal ratio of Omega 6 to Omega 3 fatty acids of 3:1	12% fat is high in Omega 3 polyunsaturated fatty acids
Nutritional Role	70% essential fatty acids ~ 20%, including ALA and SDA. Very low in saturated fats (1g per 15g)	70% protein. Contains all 9 essential amino acids. High in Edestin, the easily digestible primary protein in egg whites. At least 25% RDA of iron, magnesium, zinc
Uses	Products ranging from ice cream to skincare and CBD oil products	Helps new product recipes achieve more with a shorter ingredient list
Key Benefits	Light, neutral flavor that allows it to be used in a variety of product applications	High water binding capacity helps new product recipes achieve more with a shorter ingredient list

Our mission is making headlines — featured in Benzinga, Yahoo Finance and more

Our award-winning hemp has been covered by several national outlets.

As seen in:

BENZINGA · AP Associated Press · yahoo! finance · MarketWatch · Business Wire · BAKING BUSINESS · Food Business News · INVESTORPLACE · WRAL NEWS · food ingredients 1st · prepared FOODS


Victory Hemp Foods Wins
Hemp Innovation Challenge

WORLD AG EXPO | HEMP INNOVATION CHALLENGE™

Awarded at the **World Ag Expo**
— the world's largest agricultural trade event.

> "V-70™ Hemp Protein and V-ONE™ Hemp Heart Oil deliver the nutritional excellence found in hemp while providing neutral flavor and color and unique formulation characteristics that solve challenges for formulators across a broad range of product applications"
>
> BevNET
> Covering the business of the beverage industry

Experienced CPG leadership team with successful exits to Nestlé and VitaCoco

Our leadership team hails from academic institutions renowned for sustainable business practices and environmental sciences, including Brown University and University of Pennsylvania's Wharton Business School. We combine research with extensive experience from leading fast-moving consumer goods and manufacturing companies like Nestlé, Givaudan, Polycor, DD Williams, TreeHouse Foods, and VitaCoco.

Management


Chad Rosen
CEO


Ben Raymond
VP of R&D


Tyler Gage
CFO


Ron Ritter


Thomas Hardy

Plant Manager Director of Sales

We’re backed by industry leaders

> “From supporting farmers, to making inroads with some of the most visible brands in the world, to creating a proprietary game-changing ingredient, Victory Hemp has done things right every step of the way.”



Bruce Linton
Lead Investor

> “As hemp continues to earn a more significant role in U.S. agriculture, and the demand for plant-based proteins continues to rise, we recognize the opportunity to develop new ingredients that can fully utilize the industrial hemp plant to deliver novel high protein ingredients. We are excited to partner with Victory Hemp Foods. We believe in their leadership, vision, and expertise in processing hemp seed and admire their deep commitment to this agricultural endeavor.”



Loretta Zapp
CEO of Applied Food Sciences

Victory Hemp is on track to lead the $186B market

One plant – $186B abundant market opportunities

Plant-Based Protein	Sustainable Oils	Multi-Use Applications
Used as supplement and as ingredient in variety of food items Increasing demand due to allergens and environmental concerns.	Applications range from supplement to ingredient to bio-fuel, depending on processing. We supply hemp oil for consumption for retail and b2b, and have university and corporate customers conducting tests for other applications.	Applications range from gut supplement to low-calorie sweetener to sustainable packaging Planned product expansion 2027 with new production facility.
$24B + 14.1% CAGR (Source: MarketDataForecast, Plant-based protein globally)	**$133B** + 6.2% CAGR (Source: Statista, Edible oils globally)	**$29B** + 4.7% CAGR (Source: MordorIntelligence, FutureMarketInsights, low-calorie sweeteners globally)
Current portfolio		Launch **2027**

1. Market Data Forecast – Plant-based protein global
2. Statista – Edible oils global
3. Mordor Intelligence – Future market (fibers?), low-calorie sweeteners

We've proven our concept in the booming plant-based protein market, where demand is surging. The global plant-based protein market is projected to surpass $53 billion by 2030. As we scale production, we'll unlock more efficiency gains that enable us to produce large volumes of hemp heart protein, oil, and other high-value ingredients, all derived from a single regenerative crop.

Our patented manufacturing setup allows us to expand into high-potential categories like sustainable personal care, pet nutrition, and industrial applications in the future. Beyond protein, our platform positions us for growth into adjacent markets like nutraceuticals, personal care, and sustainable biofuels, expanding our potential reach to a $67 billion cumulative opportunity within 5 to 7 years.

Industry giants have been built on a single crop

Vital Farms	Saputo	Cal-Maine Foods	Limoneira
Egg products	*Dairy products*	*Egg products*	*Fresh lemons*
Market Cap: **$1.64B (2025)**	Market Cap: **$8.35B (2025)**	Market Cap: **$5.07B (2024)**	Market Cap: **$271.4M**
Trailing Total Revenue: **$620.57M**	Trailing Total Revenue: **$13.68B**	Trailing Total Revenue: **$3.08B**	Trailing Total Revenue: **$176.59M**

Long-term B2B partnerships and strategic DTC efforts drive reliable,

Our core business is built on B2B enterprise contracts, supplying bulk hemp protein and oil to food manufacturers and food ingredient providers. These customers rely on us for consistent, high-volume orders. This creates a stable, recurring revenue stream driven by the rising industry-wide demand for plant-based protein.

Additionally we operate a direct-to-consumer (DTC) line offering health-conscious consumers the opportunity to incorporate clean hemp into their nutrition and well-being routines. While our B2B business drives the majority of our revenue, our DTC channel deepens our understanding of consumer preferences, builds brand equity, and serves as a ground for future innovation.



Scaling what already works as we break ground on a new facility
Revenue
$2.7M
$9.1M
$29.2M
$37.4M
$42.3M
Year
2025
2026
2027
2028
2029
Pounds processed
820,032
2,946,135
12,664,162
15,720,509
17,874,711

Future projections are not guaranteed.

We're increasing our production capacity by 800%



Our Kentucky facility is MAXED OUT. To meet soaring demand, onboard more enterprise customers, and grow with existing partners, we're breaking ground on a new 45,000 sq. ft. facility in Carrollton later this year, set to be operational by late 2026.

This new facility will be built around our patented production technology and our proprietary process will enable continuous, mechanical de-oiling of hemp

hearts with no solvents or shortcuts. The system combines advanced oilseed crushing with AI-powered automation, capable of running 24/7 with unstaffed periods up to 64 hours. Developed with our German equipment partner and commissioned in May 2025, this technology gives us a clear edge in efficiency, scalability, and product purity.

With this new build, we'll 8X our production capacity — driving up to $40M in potential revenue and setting the stage for operational profitability at a projected 15% EBITDA margin *(not guaranteed)*.

We're building the next great American legacy company with a clear path to investor returns

We see multiple pathways toward generating shareholder return. The M&A environment in the plant-based protein space is active and attractive. Recent acquisitions reflect strong interest in both B2B ingredient supply and D2C nutritional products. This puts us in a favorable position with optionality.

The market for companies producing high-quality, plant-based products is heating up

	OWYN	CPKelco	Flavor Producers	Vega
	RTD plant-based protein drinks	Plant-based sweeteners, fibers & proteins	Organic, natural, plant-based flavors	Plant-based protein mixers
Year:	2024	2024	2023	2021
Buyer:	Simply Good	Tate & Lyle	Glanbia	WM Partners LP
Exit value:	$280M	$1.8B	$355M	$550M

Future projections are not guaranteed. It is not guaranteed Victory Hemp will see a similar exit, if at all.

Seed the change. Reap the perks.

Investors have the chance to receive perks in addition to their monetary investment.

$500

One-time 35% discount at Victoryhempfoods.com (up to $200 value)


COUPON
35% OFF
Victoryhempfoods.com
(up to $200 value)

$2,000

Custom Victory Gift Bag (Hat, t-shirt, tote bag, & 2 x 1lb bags of protein + free shipping)


FREE SHIPPING!

$10,000



Free protein for one year (24lbs of protein + free shipping)


FREE SHIPPING!

$25,000

Private dinner with Founder & CEO, Chad Rosen (travel and lodging not included)



One plant. Endless opportunity. Invest today!



America deserves a protein that's clean, delicious, and kind to the planet.

Hemp is that answer: no pesticides, no allergens, no compromises. It's easy for farmers to grow, great for soil health, and delivers a complete, gut-friendly protein for consumers and food brands alike.

Join us in rebuilding American agriculture with a plant-based protein consumers love, one hemp seed at a time. Invest in Victory Hemp today.


One plant. Endless opportunity. Invest today!